                                                                    EXHIBIT 99.4






     Portions of the Quarterly Report on Form 10-Q for the forty weeks ended October 7, 2000 of Keebler Foods Company filed with the SEC on November 21, 2000.

                              KEEBLER FOODS COMPANY

                           CONSOLIDATED BALANCE SHEETS

                                   (UNAUDITED)

                (IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                          OCTOBER 7, 2000    January 1, 2000
                                                          ---------------    ----------------
ASSETS

CURRENT ASSETS:

     Cash and cash equivalents                              $   20,469          $   20,717
     Trade accounts and notes receivable, net                   52,367              65,052
     Inventories, net:
         Raw materials                                          28,120              34,243
         Package materials                                      17,170              13,907
         Finished goods                                        137,273             126,954
         Other                                                   2,080               1,176
                                                            ----------          ----------
                                                               184,643             176,280

     Deferred income taxes                                      34,668              46,252
     Other                                                      38,583              27,278
                                                            ----------          ----------
         Total current assets                                  330,730             335,579

PROPERTY, PLANT AND EQUIPMENT, NET                             610,337             553,031

GOODWILL, NET                                                  527,611             370,188

TRADEMARKS, TRADE NAMES AND OTHER INTANGIBLES, NET             239,177             211,790

PREPAID PENSION                                                 30,914              33,240

ASSETS HELD FOR SALE                                             1,159               6,662

OTHER ASSETS                                                    17,140              17,693
                                                            ----------          ----------
         Total assets                                       $1,757,068          $1,528,183
                                                            ==========          ==========



                              KEEBLER FOODS COMPANY

                           CONSOLIDATED BALANCE SHEETS

                                   (UNAUDITED)

                (IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)


                                                                                 OCTOBER 7, 2000      January 1, 2000
                                                                               ------------------   ------------------
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:

     Current maturities of long-term debt                                        $    50,660           $    37,283
     Trade accounts payable                                                          146,750               147,862
     Other liabilities and accruals                                                  237,406               237,447
     Income taxes payable                                                              1,138                23,603
     Plant and facility closing costs and severance                                   12,232                11,290
                                                                                 -----------           -----------
         Total current liabilities                                                   448,186               457,485

LONG-TERM DEBT                                                                       546,104               419,160

OTHER LIABILITIES:

     Deferred income taxes                                                           127,544               124,389
     Postretirement/postemployment obligations                                        63,546                64,383
     Plant and facility closing costs and severance                                    7,397                12,062
     Deferred compensation                                                            26,312                24,581
     Other                                                                            20,398                16,808
                                                                                 -----------           -----------
         Total other liabilities                                                     245,197               242,223

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
     Preferred stock ($.01 par value; 100,000,000 shares authorized and
         none issued)                                                                     --                    --
     Common stock ($.01 par value; 500,000,000 shares authorized and
         86,348,001 and 84,655,874 shares issued, respectively)                          863                   846
     Additional paid-in capital                                                      207,492               182,686
     Retained earnings                                                               349,238               255,813
     Treasury stock                                                                  (40,012)              (30,030)
                                                                                 -----------           -----------
         Total shareholders' equity                                                  517,581               409,315
                                                                                 -----------           -----------
         Total liabilities and shareholders' equity                              $ 1,757,068           $ 1,528,183
                                                                                 ===========           ===========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

                              KEEBLER FOODS COMPANY

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                   (UNAUDITED)

                     (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)


                                                               TWELVE          TWELVE                FORTY               FORTY
                                                            WEEKS ENDED      WEEKS ENDED           WEEKS ENDED        WEEKS ENDED
                                                          OCTOBER 7, 2000   OCTOBER 9, 1999      OCTOBER 7, 2000     OCTOBER 9, 1999
                                                          ----------------   ---------------     ---------------     ---------------
NET SALES                                                  $ 642,203           $ 615,844           $ 2,111,635        $ 2,055,724

COSTS AND EXPENSES:
   Cost of sales                                             254,237             261,244               870,967            899,296
   Selling, marketing and administrative expenses            301,752             284,375               983,999            952,066
   Other                                                      10,569               7,265                20,797             22,025
   Restructuring and impairment charge                            --                  --                  (996)            69,208
                                                           ---------           ---------           -----------        -----------
INCOME FROM OPERATIONS                                        75,645              62,960               236,868            113,129

   Interest (income)                                          (1,517)               (249)               (3,002)            (1,190)
   Interest expense                                           11,568               7,346                37,189             29,687
                                                           ---------           ---------           -----------        -----------
INTEREST EXPENSE, NET                                         10,051               7,097                34,187             28,497
                                                           ---------           ---------           -----------        -----------

INCOME BEFORE INCOME TAX EXPENSE                              65,594              55,863               202,681             84,632
   Income tax expense                                         24,644              23,742                80,767             41,204
                                                           ---------           ---------           -----------        -----------

NET INCOME                                                 $  40,950           $  32,121           $   121,914        $    43,428
                                                           =========           =========           ===========        ===========


BASIC NET INCOME PER SHARE                                 $    0.48           $    0.38           $      1.44        $      0.52
WEIGHTED AVERAGE SHARES OUTSTANDING                           84,994              83,708                84,365             83,785

DILUTED NET INCOME PER SHARE                               $    0.46           $    0.37           $      1.39        $      0.50
WEIGHTED AVERAGE SHARES OUTSTANDING                           88,240              87,423                87,728             87,741



THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

                              KEEBLER FOODS COMPANY

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                   (UNAUDITED)

                                 (IN THOUSANDS)

                                                                           FORTY                 FORTY
                                                                        WEEKS ENDED           WEEKS ENDED
                                                                      OCTOBER 7, 2000       OCTOBER 9, 1999
                                                                      ------------------    ------------------
CASH FLOWS PROVIDED FROM OPERATING ACTIVITIES
    Net income                                                            $ 121,914           $  43,428
    Adjustments to reconcile net income to cash from
       operating activities:
        Depreciation and amortization                                        72,547              62,651
        Deferred income taxes                                                22,367             (11,018)
        (Gain) loss on sale of property, plant and equipment                 (1,623)                249
        Gain on sale of value brands assets                                  (5,700)                 --
        Restructuring and impairment charge                                    (615)             46,071
        Income tax benefit related to stock options exercised                18,875               8,838
    Changes in assets and liabilities:
        Trade accounts and notes receivable, net                             10,890             (35,241)
        Inventories, net                                                       (211)            (10,853)
        Income taxes payable                                                (21,329)             (4,651)
        Other current assets                                                (10,202)             (7,827)
        Trade accounts payable and other current liabilities                (17,313)             27,016
        Plant and facility closing costs and severance                      (17,592)             11,554
    Other, net                                                                2,819               7,622
                                                                          ---------           ---------
           Cash provided from operating activities                          174,827             137,839

CASH FLOWS USED BY INVESTING ACTIVITIES
    Capital expenditures                                                    (53,174)            (68,637)
    Proceeds from property disposals                                          8,617               2,833
    Purchase of Sesame Street license                                       (10,000)                 --
    Proceeds from sale of value brands assets                                17,000                  --
    Purchase of Austin Quality Foods, Inc., net of cash acquired           (253,797)                 --
                                                                          ---------           ---------
           Cash used by investing activities                               (291,354)            (65,804)

CASH FLOWS PROVIDED FROM (USED BY) FINANCING ACTIVITIES
    Purchase of treasury stock                                               (9,982)            (21,350)
    Exercise of employee stock options                                        5,948               2,741
    Proceeds from receivables securitization                                 13,000             125,000
    Long-term debt repayments                                               (34,198)           (103,861)
    Revolving facility, net                                                 170,000             (77,800)
    Dividends paid                                                          (28,489)                 --
                                                                          ---------           ---------
           Cash provided from (used by) financing activities                116,279             (75,270)
                                                                          ---------           ---------
           Decrease in cash and cash equivalents                               (248)             (3,235)
           Cash and cash equivalents at beginning of period                  20,717              23,515
                                                                          ---------           ---------
           Cash and cash equivalents at end of period                     $  20,469           $  20,280
                                                                          =========           =========



THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

                             KEEBLER FOODS COMPANY

                                   (UNAUDITED)

--------------------------------------------------------------------------------

1.       BASIS OF PRESENTATION

INTERIM FINANCIAL STATEMENTS

The unaudited interim consolidated financial statements included herein were prepared pursuant to the rules and regulations for interim reporting under the Securities Exchange Act of 1934. Accordingly, certain information and footnote disclosures normally accompanying the annual financial statements were omitted. The interim consolidated financial statements and notes should be read in conjunction with the annual audited consolidated financial statements and notes thereto. The accompanying unaudited interim consolidated financial statements contain all adjustments, consisting only of normal adjustments, which in the opinion of management were necessary for a fair statement of the results for the interim periods. Results for the interim periods are not necessarily indicative of results for the full year.

FISCAL YEAR

Keebler's fiscal year consists of thirteen four week periods (fifty-two or fifty-three weeks) and ends on the Saturday nearest December 31. The first quarter consists of four four-week periods.

RECLASSIFICATIONS

Certain reclassifications of prior period data have been made to conform with the current period reporting.

2.       ACQUISITION OF AUSTIN QUALITY FOODS, INC.

On March 6, 2000, Keebler Foods Company ("Keebler") acquired Austin Quality Foods, Inc. ("Austin") from R&H Trust Co. (Jersey) Limited, as Trustee, HB Marketing & Franchising L.P., 697163 Alberta Ltd., and William C. Burkhardt, for a purchase price, net of cash acquired, of $253.7 million, excluding related fees and expenses paid of approximately $3.0 million. The acquisition of Austin was a cash transaction funded with approximately $235.0 million from borrowings under the $700.0 million Senior Credit Facility Agreement dated as of September 28, 1998, and the remainder from cash received on additional sales of accounts receivable under Keebler's Receivables Purchase Agreement.

The acquisition of Austin by Keebler has been accounted for as a purchase. The total purchase price and the fair value of liabilities assumed have been allocated to the tangible and intangible assets of Austin based on respective fair values. The acquisition has resulted in an unallocated excess purchase price over fair value of net assets acquired of $168.5 million, which is being amortized on a straight-line basis over a forty year period.

Results of operations for Austin from March 6, 2000 to October 7, 2000 have been included in the consolidated statements of operations. The following unaudited pro forma information has been prepared assuming the acquisition had taken place at the beginning of each respective fiscal year reported. The unaudited pro forma information includes adjustments for interest expense that would have been incurred related to financing the purchase, additional depreciation of the property, plant and equipment acquired and amortization of the trademarks, trade names, other intangibles and goodwill arising from the acquisition. The unaudited pro forma consolidated results of operations are not necessarily indicative of the results that would have been reported had the Austin acquisition been effected on the first day of the year reported.

                              KEEBLER FOODS COMPANY

                                   (UNAUDITED)

2.       ACQUISITION OF AUSTIN QUALITY FOODS, INC. (CONTINUED)



                                                                                             Unaudited
(IN THOUSANDS EXCEPT PER SHARE DATA)                                                 For the Forty Weeks Ended
                                                                                ------------------------------------
                                                                                 October 7, 2000    October 9, 1999
                                                                                -----------------  -----------------
Net sales.......................................................................  $    2,139,130      $   2,217,917
Net income......................................................................  $      117,478      $      42,148
Diluted net income per share....................................................  $         1.35      $         .48



3.       ASSETS HELD FOR SALE

On May 2, 2000, the Sayreville, New Jersey manufacturing facility, which had been held for sale after its closure, was sold for $7.5 million. The sale resulted in a pre-tax gain of approximately $2.0 million, which was recorded in other income during the first half of the year. Disposition of the remaining assets held for sale is expected to occur within the next thirty-three months without a significant gain or loss.

4.       DEBT

Long-term debt consisted of the following at October 7, 2000:



(IN THOUSANDS)                                                 Interest Rate        Final Maturity          OCTOBER 7,2000
                                                               -------------        --------------          --------------
Revolving Facility..................................                6.845%         September 28, 2004           $ 170,000
Term Facility.......................................                6.827%         September 28, 2004             287,000
Senior Subordinated Notes...........................               10.750%               July 1, 2006             124,400
Other Senior Debt...................................               Various                  2001-2005               8,840
Capital Lease Obligations...........................               Various                  2002-2042               6,524
                                                                                                                ---------
                                                                                                                  596,764
Less: Current maturities............................                                                               50,660
                                                                                                                ---------
     Total..........................................                                                            $ 546,104
                                                                                                                =========

On March 6, 2000, Keebler utilized existing credit facilities in order to finance the acquisition of Austin. The additional borrowings were under the Revolving Facility, which was originally entered into on September 28, 1998. At October 7, 2000, the outstanding balance on the Revolving Facility was $170.0 million, with an available balance of $180.0 million.

5.       RESTRUCTURING AND IMPAIRMENT CHARGE

In May of 1999, Keebler closed its manufacturing facility in Sayreville, New Jersey, which resulted in a pre-tax restructuring and impairment charge, in 1999, to operating income of $66.3 million in total. In the second quarter of 2000, the charge was reduced by an adjustment of $1.0 million. The adjustment related to severance and other exit costs from the facility closure due to lower-than-expected severance costs and the earlier-than-expected sale of the facility. The restructuring and impairment charge included $19.2 million for cash costs related to severance and other exit costs from the Sayreville facility. The remaining $46.1 million were non-cash charges for asset impairments related to the Sayreville closing, including write-downs of property, plant and equipment at Sayreville and equipment at other locations, and a proportionate reduction of goodwill acquired in the Sunshine Biscuits, Inc. acquisition in June 1996. Approximately 650 employees were terminated as a result of the closing of the Sayreville facility, of which approximately 600 employees were represented by unions.

                              KEEBLER FOODS COMPANY

                                   (UNAUDITED)

5.       RESTRUCTURING AND IMPAIRMENT CHARGE (CONTINUED)

The following table sets forth the activity related to the liabilities accrued in conjunction with the restructuring and impairment charge:

(IN THOUSANDS)              January 1, 2000          Provision            Spending               Adjustment         OCTOBER 7, 2000
                            ---------------         -----------         ------------            -------------       ---------------
Severance...................   $2,037               $      --               $(1,196)               $  (140)               $  701
Facility closure............    2,567                      --                  (852)                (1,556)                  159
Other.......................    1,717                      --                    56                    700                 2,473
                               ------               ---------               -------                -------                ------
    Total...................   $6,321               $      --               $(1,992)               $  (996)               $3,333
                               ======               =========               =======                =======                ======


At October 7, 2000, $3.2 million remained for plant and facility closing costs and severance accruals and $.1 million for other liabilities and accruals. Only costs related to the settlement of worker's compensation claims (included in other above), and health and welfare payments are expected to extend beyond the year ended December 30, 2000.

6.       PLANT AND FACILITY CLOSING COSTS AND SEVERANCE

In conjunction with the March 6, 2000 Austin acquisition, Keebler has recognized estimated costs pursuant to a plan to exit certain activities of the acquired company. These exit costs, for which there is no future economic benefit, were provided for in the purchase price allocation and were equal to $14.5 million. Spending equal to $8.8 million has occurred through October 7, 2000. Staff reductions of approximately 80 non-union employees are expected as part of the exit plan. Approximately 75 employees had been terminated at October 7, 2000. The remaining terminations are expected to occur by February 23, 2001. Spending on exit costs is expected to be substantially complete before the end of 2001, with primarily health and welfare payments extending beyond that timeframe.

During 1998, as part of acquiring President International, Inc. ("President"), Keebler provided for $12.8 million in exit costs in the allocation of the purchase price. At January 1, 2000, there remained $7.4 million in reserves of which $2.8 million was spent during the first three quarters of 2000. There were 260 employees at January 1, 2000, still expected to be terminated as part of the exit plan, of which approximately 175 were represented by a union. Throughout the first forty weeks of 2000, approximately 150 employees under union contract and approximately 35 employees not under union contract had been terminated. The remaining terminations are scheduled to occur in the fourth quarter of 2000.

In the second quarter of the current year, Keebler adjusted accruals previously established in the accounting for the Keebler and Sunshine acquisitions by reducing goodwill and other intangibles by $0.5 million and $1.1 million, respectively, to recognize exit costs that are now expected to be less than initially anticipated.

                              KEEBLER FOODS COMPANY

                                   (UNAUDITED)

6.       PLANT AND FACILITY CLOSING COST AND SEVERANCE (CONTINUED)

The following table sets forth the activity in Keebler's plant and facility closing costs and severance liabilities exclusive of the liabilities resulting from the restructuring and impairment charge recorded during 1999:



                                     January 1,                                                             OCTOBER 7,
(IN THOUSANDS)                          2000         Provision          Spending          Adjustment          2000
                                     ----------     ---------           --------           ----------       ---------
KEEBLER COMPANY
   Severance ....................     $    24          $    --          $     --           $    --           $    24
   Facility closure .............       7,829               --            (1,430)             (500)            5,899
                                      -------          -------          --------           -------           -------
       Subtotal .................       7,853               --            (1,430)             (500)            5,923
                                      -------          -------          --------           -------           -------

SUNSHINE BISCUITS, INC
   Severance ....................     $    63          $    --          $    (17)          $    --           $    46
   Facility closure .............       1,962               --              (689)           (1,116)              157
                                      -------          -------          --------           -------           -------
       Subtotal .................       2,025               --              (706)           (1,116)              203
                                      -------          -------          --------           -------           -------

PRESIDENT INTERNATIONAL, INC
   Severance ....................     $ 2,829          $    --          $ (2,235)          $    --           $   594
   Facility closure .............       4,596               --              (569)               --             4,027
   Other ........................          10               --               (10)               --                --
                                      -------          -------          --------           -------           -------
       Subtotal .................       7,435               --            (2,814)               --             4,621
                                      -------          -------          --------           -------           -------

AUSTIN QUALITY FOODS, INC
   Severance ....................     $    --          $13,979          $ (8,398)          $    --           $ 5,581
   Facility closure .............          --              479              (408)               --                71
   Other ........................          --               28                (5)               --                23
                                      -------          -------          --------           -------           -------
       Subtotal .................          --           14,486*           (8,811)               --             5,675
                                      -------          -------          --------           -------           -------

         Total ..................     $17,313          $14,486          $(13,761)          $(1,616)          $16,422
                                      =======          =======          ========           =======           =======

* Recorded as part of the purchase price allocation.



7.       SEGMENT INFORMATION

Keebler has adopted Statement of Financial Standards No. 131 "Disclosures about Segments of an Enterprise and Related Information" for reporting segment information. Keebler's reportable segments are Branded and Specialty. The reportable segments were determined using Keebler's method of internal reporting, which divides and analyzes the business by sales channel. The nature of the customers, products and method of distribution can vary by sales channel. The reportable segments represent an aggregation of similar sales channels. The Branded segment is comprised of sales channels that principally market brand name cookie and cracker products to retail outlets. Either a Keebler sales employee or a distributor sells products in the Branded segment. The sales channels in the Specialty segment primarily sell cookie, cracker and brownie products that are manufactured on a made-to-order basis or that are produced in individual packs to be used in various institutions (i.e., restaurants, hospitals, etc.), as well as cookies manufactured for the Girl Scouts of the U.S.A. Many of the products sold by the Specialty segment are done so through the use of brokers.

                             KEEBLER FOODS COMPANY

                                  (UNAUDITED)

7.       SEGMENT INFORMATION (CONTINUED)

Keebler evaluates the performance of the reportable segments and allocates resources based on the segment's profit contribution, defined as earnings before certain functional support costs, amortization, interest and income taxes. While the accounting policies for each reportable segment are the same as for the total company, the cost of sales used to determine a segment's profit contribution is calculated using standard costs for each product, whereas actual cost of sales is used to determine consolidated income from operations.

There are no intersegment transactions that result in revenue or profit. Asset information by reportable segment is not presented, as Keebler does not report or generate such information internally. However, depreciation expense included in the determination of a segment's profit contribution has been presented. The depreciation expense for each reportable segment reflects the amount absorbed in the standard cost of products sold, as well as the depreciation that relates to assets used entirely by the respective segment. The following table presents certain information included in the profit contribution of each segment for the twelve weeks ended October 7, 2000 and October 9, 1999 and the forty weeks ended October 7, 2000 and October 9, 1999. Prior year amounts have been restated for reclassifications between reportable segments.


                                            Branded        Specialty
                                            Segment         Segment       Other (a)       Total
                                          ----------       ----------     ---------     ----------
                                                             (IN THOUSANDS)
TWELVE WEEKS ENDED OCTOBER 7, 2000:
NET SALES TO EXTERNAL CUSTOMERS ........  $  512,412       $129,791       $    --       $  642,203
DEPRECIATION EXPENSE ...................       5,205          2,404         9,475           17,084
PROFIT CONTRIBUTION ....................      92,896         23,108            --          116,004

TWELVE WEEKS ENDED OCTOBER 9, 1999:
Net sales to external customers ........  $  479,598       $136,246       $    --       $  615,844
Depreciation expense ...................       5,297          2,034         7,673           15,004
Profit contribution ....................      83,362         17,759            --          101,121

FORTY WEEKS ENDED OCTOBER 7, 2000:
NET SALES TO EXTERNAL CUSTOMERS ........  $1,597,553       $514,082       $    --       $2,111,635
DEPRECIATION EXPENSE ...................      19,194          9,216        25,743           54,153
PROFIT CONTRIBUTION ....................     264,305        103,594            --          367,899

FORTY WEEKS ENDED OCTOBER 9, 1999:
Net sales to external customers ........  $1,533,543       $522,181       $    --       $2,055,724
Depreciation expense ...................      15,804          6,275        25,510           47,589
Profit contribution ....................     240,905         90,148            --          331,053

(a) Represents expenses incurred by the functional support departments that are not allocated to the reportable segments.

The net sales to external customers from the reportable segments equal the consolidated net sales of Keebler. A reconciliation of segment profit contribution to total consolidated income from continuing operations before income tax expense for the twelve weeks ended October 7, 2000 and October 9, 1999 and the forty weeks ended October 7, 2000 and October 9, 1999 is as follows:

                              KEEBLER FOODS COMPANY

                                   (UNAUDITED)

7.       SEGMENT INFORMATION (CONTINUED)


                                                     Twelve Weeks Ended                     Forty Weeks Ended
                                             ---------------------------------     ------------------------------------
                                             OCTOBER 7, 2000   October 9, 1999     OCTOBER 7, 2000      October 9, 1999
                                             ---------------   ---------------     ---------------      ---------------
                                                                           (IN THOUSANDS)
INCOME BEFORE INCOME TAX EXPENSE:

Reportable segment's profit contribution ....     $116,004          $101,121          $ 367,899           $331,053
Unallocated functional support costs (b) ....       40,359            38,161            132,027            148,716
Restructuring and impairment charge .........           --                --               (996)            69,208
Interest expense, net .......................       10,051             7,097             34,187             28,497
                                                  --------          --------          ---------           --------
   Income before Income Tax Expense .........     $ 65,594          $ 55,863          $ 202,681           $ 84,632
                                                  ========          ========          =========           ========

(b) Includes support costs such as distribution, research and development, corporate administration and other (income) expense, which are not allocated internally to reportable segments.

8.       SALE OF VALUE BRANDS ASSETS

On January 4, 2000, Keebler sold its Birmingham, Alabama, and North Little Rock, Arkansas bakeries and the SUNNY and GREGS brands to Consolidated Biscuit Company. As a result of the sale, Keebler recorded a $5.7 million pre-tax gain in other income during the first quarter of 2000.

9.       INCOME TAXES

During the quarter, Keebler decreased the annual effective tax rate from 41.0% to 39.8%. The effective tax rate declined due to increased earnings, the adoption of a change in the tax basis of the assets acquired and liabilities assumed in the Keebler acquisition, in accordance with the Internal Revenue Code
Section 338, and a satisfactory resolution of certain income tax contingencies. Partially offsetting the reduction in the effective tax rate was the increase in intangible amortization expense as a result of the Austin acquisition. The effective tax rate remains above the federal statutory rate due to nondeductible expenses, primarily the amortization of intangibles, resulting from the Sunshine, President and Austin acquisitions.

10.      SUBSEQUENT EVENTS

On October 26, 2000, Kellogg Company announced it reached an agreement to acquire Keebler Foods Company in a transaction entered into with Keebler and with Flowers Industries, Inc., the majority shareholder of Keebler. Completion of the merger is subject to customary closing conditions and regulatory approvals. There can be no assurance that such approvals will be obtained. The transaction is expected to close during the first quarter of 2001.

On November 7, 2000, the Board of Directors of Keebler declared a quarterly cash dividend of $0.1125 per common share payable on December 20, 2000, to stockholders of record on December 6, 2000.


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